SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 14, 2019

1.       Date, Time and Place. On April 14, 2019, at 3:00 p.m., at the headquarters of Gafisa S.A. (“Company”), in the City and State of  São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.       Call Notice and Attendance. Call notice sent by Board Chairman to the electronic address of other members of the board of directors. Attendance: All members of the Board of Directors attended the meeting.

3.       Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: Mr. Marcelo Janson Angelini.

4.       Agenda. Pursuant to item “r” of Article 20 of the Company’s Bylaws, to deliberate on the 14th Issue of the Company’s Private Debentures.

5.     Resolutions. The attending board members unanimously resolved on the following, without reservations:

(i)                   Issue Number: This present Issue is the fourteenth (14th)  issue of Issuer’s Debentures;

(ii)                 Total Issue Amount: Debentures Total Issue Amount shall be up to forty million Reais (R$40,000,000.00);

(iii)               Quantity of Debentures: Up to forty thousand (40,000) Debentures will be issued;

(iv)                Allocation of Funds: The net proceeds raised by the Company by means of the Issue of Debentures shall be fully and solely used for the Company’s development of residential real estate projects referred to as “Gafisa Square Ipiranga”, that is been developed over the property, described in record No. 224.818 of the 6th Real Estate Registry Office of São Paulo; and “Moov Espaço Cerâmica” to be developed over the property, described in record No. 49.375 of the 2nd Real Estate Registry Office of São Caetano do Sul.

(v)                  Structured Operation: The fourteenth (14th) Issue of Debentures will be used exclusively for financing the projects of real estate developments as provided in section (iv) above;

(This is an integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on April 14, 2019)

(vi)                Unit face value of Debentures: the unit fact value of Debentures shall be one thousand Reais (R$1,000.00), on the Date of Issue;

(vii)              Type: Debentures shall have security interest;

(viii)            Class and Convertibility: Debentures shall be simple, therefore, not convertible into shares;

(ix)                Form of Debentures: Debentures shall be issued in the registered form, without issuing certificates;

(x)                  Series: The Issue shall occur in a single series;

(xi)                Date of Issue: For all legal purposes and effects of the Debentures Indenture, the date of issue of Debentures shall be April 15, 2019 (“Date of Issue”);

(xii)              Placement: Debentures shall be the purpose of a private placement, without brokerage of institutions composing the securities distribution system and/or any sales efforts with investors;

(xiii)            Monetary Restatement of Debentures: Debentures shall not have their Unit Face Value restated;

(xiv)             Remuneration: A compensatory interest of one hundred percent (100%) shall incur on the Unit Face Value of Debentures, of the accumulated variation of one-day DI -Interbank Deposit daily average rate, "extra-group", expressed as annual percentage, basis of two hundred and fifty-two (252) business days, daily calculated and published by B3 S.A. – BRASIL, BOLSA, BALCÃO (“B3”), in its daily bulleting available on its Webpage (http://www.cetip.com.br) (“DI Rate"), plus spread of five integers percent (5.00%) p.a., basis of two hundred and fifty-two (252) Business Days (“Remuneration”). Remuneration will be calculated exponentially and cumulatively pro rata temporis per business days elapsed, incurring on the unamortized Unit Face Value of Debentures as of the first Payment Date of Debentures, until the date of their effective payment, as per formula described in the Debentures Indenture. Remuneration shall be paid pursuant to the Debentures Indenture. Besides the aforesaid Remuneration, the Company will pay a bonus, as set forth in the Debenture Indenture;

(xv)               Frequency of Remuneration Payment: Without prejudice of early maturity of obligations deriving from Debentures, the Remuneration shall be paid according to the Extraordinary Amortization, as per item xviii below;

(This is an integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on April 14, 2019)

(xvi)             Maturity Date: October 31, 2020;

(xvii)           Term of Debentures: Debentures shall have an effectiveness period of five hundred and sixty-five (565) days, as of the Date of Issue;

(xviii)         Extraordinary Amortization: The Issuer shall execute the extraordinary amortization of outstanding Debentures in the occurrence of the following events and to the extent the Issuer receives the amounts related to: (i) the sale of self-contained units composing Gafisa Square Ipiranga project after the date of issue of the Certificate of Occupancy, or “Habite-se”, whether these amounts derive from bank loan contracted by respective buyer, whether these are purpose of payment with own funds of the latter; and (ii) the transfer of Moov Espaço Cerâmica project. These amounts, in both cases, will be used under the cash sweep regime, as described in section 4.3.4. of the Debentures Indenture;

(xix)             Optional Acquisition of Debentures: No optional acquisition of Debentures shall occur;

(xx)               Early Redemption: No early redemption of Debentures shall occur;

(xxi)             Fine and Default Charges: Without prejudice of Remuneration, in the event of payment in arrears of any amount due to Debenture Holder, pursuant to the Debentures Indenture, the debits in arrears shall be subject to (i) a non-compensatory default charge of two percent (2%) over total amount due and (ii) default interest calculated from the date of default (exclusive) until the date of effective payment (inclusive) at the rate of one percent (1%) per month or fraction, over the due amount, irrespective of notice, notification, judicial or extrajudicial notice, besides collection-related expenses; and

(xxii)           Early Maturity: The early maturity of Debentures shall occur as provided for in the Debentures Indenture.

a)         Approve the granting of the following guarantees: (i) the fiduciary assignment of receivables in excess of rights granted in guarantee within the scope of CRIs (real estate receivables certificates), which are originated from purchase and sale instruments/commitments of future self-contained units sold in the Projects, pursuant to provisions of Debentures Indenture and document to formalize referred guarantee; and (ii) the fiduciary sale of real properties, which shall take effect as of the date of signature of referred instrument of guarantee until the Issuer’s effective Gafisa Contribution, as set forth in the Debentures Indenture and in the document to formalize referred guarantee;

b)        Authorize the Company’s Board of Executive Officers to make a deposit of ten million Reais (R$10,000,000.00) in the Account restricted to Gafisa Square Ipiranga project; and

(This is an integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on April 14, 2019)

c)         Authorize any measures taken and to be taken and/or ratify any negotiations made and/or to be made by the Company’s Board of Executive Officers concerning all the terms and conditions applicable to the Issue of Debentures, as well as authorize the Company’s Board of Executive Officers to practice all and any acts and execute all and any documents necessary for the Issue of Debentures, including, but not limited to the Indenture, the Assignment Agreement and the instruments to formalize the fiduciary assignment guarantee.

6.     Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, April 14, 2019. Signatures (undersigned) Augusto Marques da Cruz Filho, Chairman, Marcelo Janson Angelini, Secretary. Board members: Augusto Marques da Cruz Filho, Pedro Carvalho de Mello, Roberto Luz Portella, Thomas Cornelius Azevedo Reichenheim, and Antonio Carlos Romanoski.

This is a faithful copy of the original minutes drawn up in the Company’s records.

Augusto Marques da Cruz Filho Chairman	Marcelo Janson Angelini Secretary

(This is an integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on April 14, 2019)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer